Exhibit 21.1

AMERICAN INDEPENDENCE CORP.

Subsidiaries of the Registrant as of March 15, 2012

Subsidiaries	Jurisdiction
Independence American Holdings Corp.	Delaware
Independence American Insurance Company	Delaware
HealthInsurance.org, LLC	Delaware
Independent Producers of America, LLC	Delaware
IHC Risk Solutions, LLC	Delaware